Filed Pursuant to Rule 433

Registration No. 333-237417

April 2, 2020

VMWARE, INC.

PRICING TERM SHEET

April 2, 2020

$750,000,000 4.500% Senior Notes due 2025

$500,000,000 4.650% Senior Notes due 2027

$750,000,000 4.700% Senior Notes due 2030

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated April 2, 2020 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	VMware, Inc.

Securities:

$750,000,000 4.500% Senior Notes due 2025 (the “2025 Notes”)

$500,000,000 4.650% Senior Notes due 2027 (the “2027 Notes”)

$750,000,000 4.700% Senior Notes due 2030 (the “2030 Notes” and, together with the 2025 Notes and the 2027 Notes, the “Notes”)

Trade Date:	April 2, 2020

Settlement Date:	April 7, 2020 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about April 7, 2020, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as ‘‘T+3’’). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

Size:	2025 Notes: $750,000,000 2027 Notes: $500,000,000 2030 Notes: $750,000,000

Maturity:	2025 Notes: May 15, 2025 2027 Notes: May 15, 2027 2030 Notes: May 15, 2030

Coupon (Interest Rate):	2025 Notes: 4.500% 2027 Notes: 4.650% 2030 Notes: 4.700%

Yield to Maturity:	2025 Notes: 4.510% 2027 Notes: 4.657% 2030 Notes: 4.744%

Spread to Benchmark Treasury:	2025 Notes: +412.5 basis points 2027 Notes: +412.5 basis points 2030 Notes: +412.5 basis points

Benchmark Treasury:	2025 Notes: 0.500% due March 31, 2025 2027 Notes: 0.625% due March 31, 2027 2030 Notes: 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	2025 Notes: 100-18 1⁄4; 0.385% 2027 Notes: 100-20+; 0.532% 2030 Notes: 108-13+; 0.619%

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment, in each case based on certain rating events as described under the caption “Description of Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement referenced above.

Interest Payment Dates:	Semi-annually on each May 15 and November 15 of each year, commencing on November 15, 2020.

Make-whole Call:

The 2025 Notes will be redeemable in whole at any time or in part from time to time, at our option, prior to the 2025 Par Call Date, at a redemption price as calculated by us equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2025 Notes matured on the 2025 Par Call Date (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 50 basis points for the 2025 Notes, plus in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption.

The 2027 Notes will be redeemable in whole at any time or in part from time to time, at our option, prior to the 2027 Par Call Date, at a redemption price as calculated by us equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2027 Notes matured on the 2027 Par Call Date (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 50 basis points for the 2027 Notes, plus in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption.

The 2030 Notes will be redeemable in whole at any time or in part from time to time, at our option, prior to the 2030 Par Call Date, at a redemption price as calculated by us equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2030 Notes matured on the 2030 Par Call Date (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 50 basis points for the 2030 Notes, plus in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption.

Par Call:	2025 Notes: On or after April 15, 2025 (the “2025 Par Call Date”) 2027 Notes: On or after March 15, 2027 (the “2027 Par Call Date”) 2030 Notes: On or after February 15, 2030 (the “2030 Par Call Date”)

Price to Public:	2025 Notes: 99.949% 2027 Notes: 99.951% 2030 Notes: 99.643%

CUSIP Number:	2025 Notes: 928563AD7 2027 Notes: 928563AE5 2030 Notes: 928563AF2

ISIN Number:	2025 Notes: US928563AD71 2027 Notes: US928563AE54 2030 Notes: US928563AF20

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Payment Business Days:	New York

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., Citigroup Global Markets Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. (call 1-800-294-1322 or e-mail dg.prospectus_requests@bofa.com), Citigroup Global Markets Inc. (call 1-800-831-9146) or J.P. Morgan Securities LLC (call collect 1-212-834-4533).